Exhibit 10.11

E1 (1) Summarize all efforts (in the last three years) by the Company to raise capital, providing details of whether successful, amount raised, which Investment Banking underwriter/placement agents were involved, investors that participated, and deal terms.

-	The Company has undergone 4 capital raising initiatives over the last 3 years. All of which have been successful and most at a premium to the market at the time of closing.

-	August 2018 MyFiziq entered a convertible note on the following terms - MyFiziq shares at the higher of: • $0.30 per share; and • a 30% discount to the volume weighted average price for MyFiziq shares traded on ASX for the period of 14 trading days up to and including the trading day prior to conversion, the facility also offered an 8% coupon. The total amount raised under the offering was $1,500,000. All notes have been converted or repaid and the company has no outstanding obligations to these note holders.

-	January 2019 The Company completed a placement to Hong Kong based fund Asia Cornerstone Asset Management. The Placement was for $6,000,000 at 60 cents a share. Representing a premium to market of 110% at the time of the placement. The amount was adjusted under a variation agreement later in the year to $5,200,000. All other terms remained the same.

-	June 2020 MyFiziq raise USD$1,500,000 as part of a bridge funding round to assist in facilitating the US NASDAQ initiative. This again was placed to Asia Cornerstone Asset Management. The terms of the Convertible note were a 25% discount to the US IPO and a coupon of 10% pa.

-	October 2020, the Company raised $5 million through a private placement with Evolution equities for the issues of 4,166,667 shares at A$1.20 per share. In addition to this the participants in the capital were granted a 1 for 2 option with a strike price of UAD$1.60 to acquire a further fully paid share in the company. Evolution was granted 1,000,000 options at AUD$1.60 in addition to the capital raising fees of 6%.